February 24, 2006

Mr. Eugene A. Soltero
Chief Executive Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300

Dallas, Texas 75231

      Re:	Zion Oil & Gas, Inc.
      	Registration Statement on Form SB-2
      Filed January 25, 2006
      File No. 333-131275

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005, as amended
File No. 333-107042

Dear Mr. Soltero:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. Please advise whether affiliates or control persons of Zion may purchase in the offering and, if so, their intentions to do, including purchasing shares sufficient for you to meet the minimum distribution.

3. At times, your disclosure appears inconsistent with the status of your current business operations. As appropriate, please revise to include necessary context, including an emphasis on your lack of an operating history and failure to generate any operating revenues since inception. For example, it is premature to be discussing marketing of production for the current Israeli market when you continue to determine whether your properties even contain hydrocarbons. Your registration statement should provide a fair and complete picture of your business, including balanced and accurate disclosure.

4. Please update your disclosure with each amendment to the most recent practicable date. For example, update the status of your application with the American Stock Exchange. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

Prospectus Summary, page 1

5. Please eliminate the suggestion that the summary "does not contain all of the information that may be important" to an investor.
Rather, make clear that this section summarizes all material information contained in your prospectus.

6. You state that you are a "development stage oil and gas exploration company..." As you do not have proven reserves, we believe you should limit your discussion of business activities to that of an "exploration stage" enterprise, until such time that you have proven reserves and are able to enter the development stage. Please revise your document to remove all passages suggesting that you may have progressed beyond the "exploration stage."

Risk Factors, page 3

7. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed, for example "Our operations in Israel are subject to political and economic risks." Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

8. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "We are a development stage company" and "We are committed to paying executive compensation for three years" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

9. Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while."
Instead,
focus on the underlying risk and the harm that could result. You may provide other details later in your document.

If compliance with environmental regulations is more expensive..., page 9

10. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.

Earnings will be diluted due to charitable contributions...., page
10

11. Please explain how your key employees incentive plan differs from the required executive compensation payments.

Price of common stock was arbitrarily determined...., page 11

12. Briefly describe how you determined the offering price of your common stock, particularly in light of the offering prices in your private placements. See Item 505 of Regulation S-B.

Use of Proceeds, page 11

13. If you will use the proceeds to discharge debt, you should state the interest rate and maturity of the loan. Also, if that debt was incurred within one year, you should describe the use of proceeds of that debt. See Instruction 1 to Item 504 of Regulation S-B.

14. We note your statement, "In order to justify the costs of drilling of additional wells, there should be the expectation that each additional well would have initial production rates in excess of
1,000 barrels of oil per day or six million cubic feet of gas per day, or some combination of the two." The payout of well costs implies a minimum hydrocarbon recovery at an assumed oil/gas price.
Amend your document to discuss recoveries necessary to payout well costs.


Plan of Operation and Management`s Discussion, page 14

15. Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.

16. Please clarify whether you will have sufficient liquidity to meet your cash requirements for the next year.

General Operating Conditions, page 16

17. We note that your agreement with the Kibbutz for continued use of the surface rights is subject to the formal approval of the Israel Lands Authority. Disclose when you expect the Israel Lands
Authority
to complete its approval process.

18. We note your discussion about Givot Olam Oil Exploration L.P.`s drilling activities on property just south of your Ma`anit #1 Well.
References to wells and other oil and natural gas properties that exist in the area of your property may misguide investors into inferring that your property may have commercially profitable amounts of oil or gas reserves, because of its proximity to these well and properties. Remove information about wells, prospects or companies operating in or near to your property. Focus your disclosure on your property.

19. Here you state, "...the entire target section of Triassic Age formation through which Givot Olam drilled (some 450 meters or 1,485
ft.) was "hydrocarbon saturated", meaning that all of the rock drilled had its entire pore space filled with either oil and/or gas."
Delete this statement since most known hydrocarbon reservoir rocks contain both petroleum hydrocarbons and water.

20. You state, "Givot Olam also publicized that their consultant`s technical report recommended completion of the zone of the Meged #4 using one or more 1000 meter horizontal drain holes, each expected to have an initial production rate of 900 barrels of oil per day declining to 250 barrels per day after two years." Amend your document to make clear to the reader that you have no ownership in Givot Olam`s production license or the acreage described in Givot Olam`s public disclosures.

21. Delete the statement "...the lease area is estimated to contain approximately 956 million barrels of oil in place from Triassic Age formations, of which Givot Olam estimates that approximately 20% may be possible to develop and produce." as it refers to unproved reserve quantities.

Plan of Distribution, page 26

22. Please be advised that you should, before you request acceleration, have the NASD issue a statement expressing no objection to the compensation paid to the underwriter or any other broker dealer and other arrangements. Rule 461of Regulation C. Please confirm that you understand this requirement.


Management, page 29

23. Please disclose the titles of the senior management positions
Mr.
Brown held at GTE Valentine and Magnetek, Inc.

24. Please disclose if any bankruptcy petition was filed by or against any business of which your officer or director was a general partner or executive officer. See Item 401(d)(1) of Regulation S-B.

Certain Relationships and Related Party Transactions, page 42

25. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm`s length negotiations with unaffiliated third parties. Also, discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

26. We note that you entered into a two-year retention agreement, commencing November 1, 2005, in connection with the election of Mr.
Rinberg as your President, to be prepaid in the form of 200,000 shares of your common stock. We understand that you valued the shares at $500,000, and have accounted for this transaction as prepaid expenses, to be expensed pro-rata over a twenty-four month period. Please tell us how you determined that $500,000 was the fair value of the shares, and why you believe it is appropriate to account for this transaction as a prepaid expense.

27. You state, "We believe that the foregoing transactions were on no less favorable terms than could have been obtained from unaffiliated third parties." According to paragraph 3 of SFAS 57, you must be able to substantiate any implication that related party transactions were consummated on terms equivalent to those that prevail in arm`s-length transactions. Please disclose the basis for your statement.

Description of Securities, page 53

28. Refer to the first paragraph under the subheading "Common
Stock."
The statement that the common stock will be, when issued and paid for, "fully paid and nonassessable" is a legal conclusion that you are not qualified to make. Also, it can only be made for securities that have already been issued or will be issued in this offering. It cannot be made for shares that you might sell in the future. Delete this statement.


Business and Properties, page 60

29. Please explain in more detail what "new exploratory trend concept" is the first time you mention it and describe how it affected your business plan.

30. Please provide the amount spent during each of the last two fiscal years on research and development activities, as required by
Item 101(b)(10) of Regulation S-B.

31. Please provide the costs and effects of compliance with environmental laws, as required by Item 101(b)(11) of Regulation
S-B.

Business and Properties

Change in Accountants, page 74

32. We note that in October 2005 you appointed "KPMG-Somekh Chaikin" as your independent registered accounting firm. Please expand your disclosures to include who the principal auditor will be, along with their office location, as well as what the affiliation is between KPMG and Somekh Chaikin. Further, describe where the majority of your books, records, and management are located, and who will perform the majority of the audit work.

Tax Consequences, page 76

33. The statement that US investors is a tax conclusion which the company is not qualified. As it appears to be based on opinion of counsel as contained in Exhibt 8.1, revise your disclosure to summarize that opinion and indicate that the disclosure is based on the opinion of Ray, Cho, Wiley, Van Brauman & Gibson, PLLC.
Exhibit 23.3 should be revised accordingly.

Where You Can Find More Information, page 77

34. Please revise your reference to the Securities and Exchange
Commission to reflect its current address at 100 F Street N.E, Washington D.C. 20549.

Where You Can Find More Information, page 77

35. Please revise this section to include the SEC`s current address.


Financial Statements

Note 1 - Nature of Operations and Basis of Presentation, page F-11

Basis of Presentation, page F-11

36. We note that, though your financial statements have been prepared on a going concern basis, there is substantial doubt about your ability to continue as a going concern. This doubt is similarly expressed by your accountant`s in their audit opinion to your financial statements. However, you further state that your recent successful private placement of common stock and warrants and extension of your exploration license in Israel "has put much of that doubt to rest," which appears to contradict the current opinion of your accountants. Please revise your disclosures in a way that does not imply that you disagree with your accountants, if true, and that sufficiently describes the steps you have taken and plan to take to overcome and mitigate the risk factors that exist.

Note 2 - Summary of Significant Accounting Policies, page F-12

Cash, page F-12

37. You state, "For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents." However, according to paragraph 8 of SFAS 95, only investments with
"original maturities", as defined in footnote 2 of that paragraph, to qualify under that definition. Please revise your disclosure under this heading, and in Note 2 to your interim financial statements, to clarify your policy with respect to investments you consider to be cash equivalent.

Oil and Gas Properties, page F-12

38. Please expand your disclosures of oil and gas activities to include all of the information required under Rule 4-10(c)(7)(ii) of
Regulation S-X, for companies accounting for oil and gas activities using the full cost method. Please also address this in the footnotes to your interim financial statements.

Stock-Based Compensation, page F-13

39. You explain that, prior to 2003, you accounted for stock-based compensation under APB 25 and that no stock-based employee compensation expense was reflected in net income for the year ended
December 31, 2004, "as all stock options granted under those plans had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of the grant." Given the timing indicated by your disclosure, it appears that your referenced date should be December 31, 2002.

Note 5 - Related Party Transactions, page F-16

40. It appears that you have duplicated your accounts payable disclosure in the first and last paragraphs within this footnote. In addition, it appears you have reflected different amounts at December
31, 2004 and 2003 in each of these paragraphs. Please revise your disclosure to reflect the correct amounts that are included in your accounts payable for the periods presented, and to eliminate any duplicative language.

41. We note in your tabular presentation of notes payable to related parties that your principal payments extend through December 31, 2010. However, it appears you have included the total amount due of
$144,000 as a current liability on your balance sheet. Please expand your disclosures to include the reasons you have classified the full balance of your notes payable to related parties as current, if true, or revise your financial statements to reflect payments due after one year as long-term liabilities.

Interim Financial Statements

Note 7 - Loan Transactions, page F-35

42. We note that on February 28, 2004, you entered into three $100,000 loan agreements, which were further affected by certain later transactions occurring on September 30, 2004 and November 4, 2004. Based on the dates of the events you indicate, it appears that this disclosure should also be included in the notes to your audited financial statements for the year ended December 31, 2004. Alternatively, if the dates should reflect 2005 rather than 2004, please revise your disclosure accordingly.

Part II

Recent Sales of Unregistered Securities, page II-2

43. If securities were issued for service, describe the nature and amount of the services provided. See Item 701(c) of Regulation S-B.

Exhibits

44. If a subscription agreement is to be used, it should be attached to the prospectus or filed as an exhibit.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Control and Procedures, page 8

45. This section indicates that your "...disclosure controls and procedures were adequate." Revise to comply with Item 307 of Regulation S-B. Specifically, disclose whether the disclosure controls and procedures in place are "effective," as opposed to "adequate." Consult sections II.I and III.E found in Release No. 33-
8238 for additional guidance.

We note that your controls and procedures are designed to ensure that information required to be disclosed in your SEC filings is "recorded processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please confirm, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

46. We note your statement that there were "no changes in [your] internal controls over financial reporting that occurred subsequent to the date of the evaluation of those controls...."  Please confirm,
if true, that there were no changes that occurred during, rather than only subsequent to, the last fiscal quarter. See Item 308(c) of Regulation S-B.

Exhibit 10.3

47. File an executed escrow agreement prior to effectiveness of the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tracie Towner at (202) 551-3744 or, in her absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3704
if you have questions regarding comments on the engineering matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.



							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	T. Towner
	D. Delaney
      J. Wynn
      R. Winfrey

      via facsimile
      Alice A. Waters, Esq.
            (972) 938-9091








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Mr. Eugene A. Soltero
Zion Oil & Gas, Inc.
February 24, 2006
page 11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010